CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	As of July 31	As of October 31
(millions of U.S. dollars, except share amounts)	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$298	$117
Accounts receivable, net	132	264
Notes receivable (Notes 5 and 9)	16	75
Unbilled revenue	35	86
Inventories, net (Note 6)	96	85
Income taxes recoverable	48	61
Current portion of deferred tax assets	31	20
Prepaid expenses and other (Note 7)	23	16
Assets held for sale (Note 3)	50	6
Total current assets	729	730

Property, plant and equipment, net (Note 4)	272	301
Deferred tax assets	62	95
Long-term investments (Note 8)	22	30
Other long-term assets (Note 9)	115	108
Intangible assets, net	128	155
Goodwill (Note 4)	419	452
Total assets	$1,747	$1,871
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 15)	$206	$266
Current portion of deferred revenue	35	79
Income taxes payable	1	1
Current portion of long-term debt (Note 12)	36	19
Current portion of deferred tax liabilities	-	4
Liabilities held for sale (Note 3)	17	-
Total current liabilities	295	369

Long-term debt (Notes 12 and 25)	245	263
Deferred revenue	15	10
Other long-term obligations	35	31
Deferred tax liabilities	89	108
Total liabilities	679	781

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 120,137,229 and 120,137,229 as of July 31, 2009 and October 31, 2008, respectively (Note 14)	489	489
Additional paid-in capital	77	75
Retained earnings	224	301
Accumulated other comprehensive income (Note 20)	278	225
Total shareholders’ equity	1,068	1,090
Total liabilities and shareholders’ equity	$1,747	$1,871

The accompanying notes form an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS [UNAUDITED]	Three months ended July 31		Nine months ended July 31
(millions of U.S. dollars, except per share amounts)	2009	2008	2009	2008 Restated (Note 2(c))
Revenues
Products	$125	$155	$394	$475
Services	67	89	215	274
Reimbursement revenues	7	8	21	24
Total revenues	199	252	630	773
Costs and expenses
Direct cost of products	81	95	245	296
Direct cost of services	44	53	130	156
Reimbursed expenses	7	8	21	24
Selling, general and administration	57	53	156	173
Research and development	16	19	44	61
Depreciation and amortization	21	23	62	70
Impairment of goodwill (Note 4)	25	-	25	-
Restructuring charges, net (Note 15)	5	6	9	6
Change in fair value of embedded derivatives	(11)	-	(9)	2
Other expenses (income), net (Note 16)	7	10	7	3
Total costs and expenses	252	267	690	791
Operating loss from continuing operations	(53)	(15)	(60)	(18)
Interest expense	(3)	(5)	(13)	(11)
Interest income	-	3	6	13
Change in fair value of interest rate swaps	-	-	-	2
Equity earnings (Note 22)	9	14	24	38
(Loss) income from continuing operations before income taxes	(47)	(3)	(43)	24
Income tax (expense) recovery (Note 17)
- current	11	(1)	(3)	(24)
- deferred	(12)	(1)	(7)	24
	(1)	(2)	(10)	-
(Loss) income from continuing operations	(48)	(5)	(53)	24

Loss from discontinued operations, net of income taxes (Note 3)	(14)	(5)	(24)	(2)
Net (loss) income	$(62)	$(10)	$(77)	$22

Basic and diluted (loss) earnings per share (Note 13)
- from continuing operations	$(0.40)	$(0.04)	$(0.44)	$0.20
- from discontinued operations	(0.11)	(0.04)	(0.20)	(0.01)
Basic and diluted (loss) earnings per share	$(0.51)	$(0.08)	$(0.64)	$0.19

The accompanying notes form an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
[UNAUDITED]	Three months ended July 31		Nine months ended July 31
(millions of U.S. dollars)	2009	2008	2009	2008 Restated (Note 2(c))
Net (loss) income	$(62)	$(10)	$(77)	$22
Foreign currency translation	17	(11)	25	(67)
Reclassification of realized loss (gain), net of tax $nil (2008 - $nil) and $3 (2008 - $(2)), respectively	1	(1)	6	(5)
Unrealized gain (loss) on net investment hedges, net of tax $4 (2008 - $(1)) and $4 (2008 - $(5)), respectively	19	(5)	21	(24)
Unrealized loss on available-for-sale assets, net of tax $nil (2008 - $nil) and $nil (2008 - $nil), respectively	-	(1)	-	-
Unrealized gain on derivatives designated as cash flow hedges, net of tax $nil (2008 - $nil) and $nil (2008 - $nil), respectively	1	-	1	-
Repurchase and cancellation of Common shares	-	(2)	-	(4)
Other comprehensive income (loss)	38	(20)	53	(100)
Comprehensive (loss)	$(24)	$(30)	$(24)	$(78)

The accompanying notes form an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended July 31		Nine months ended July 31
(millions of U.S. dollars)	2009	2008	2009	2008 Restated (Note 2(c))
Operating activities
Net (loss) income	$(62)	$(10)	$(77)	$22
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities (Note 18):
Items not affecting current cash flows	90	33	142	55
Changes in non-cash operating assets and liabilities	(5)	(6)	93	(140)
Cash provided by (used in) operating activities	23	17	158	(63)
Investing activities
Acquisitions	-	(16)	-	(18)
Purchase of property, plant and equipment	(11)	(14)	(25)	(42)
Proceeds on sale of property, plant and equipment	-	-	3	3
Proceeds on sale of short-term investments	-	-	-	101
Proceeds on sale of long-term investments	1	1	1	8
Proceeds on sale of businesses	35	15	35	15
Decrease (increase) in restricted cash	(10)	1	(2)	(2)
Cash provided by (used in) investing activities	15	(13)	12	65
Financing activities
Increase in bank indebtedness	-	15	-	15
Repayment of long-term debt	-	-	(7)	(81)
Issuance of shares	-	1	-	6
Repurchase of shares	-	(15)	-	(32)
Cash provided by (used in) financing activities	-	1	(7)	(92)
Effect of foreign exchange rate changes on cash and cash equivalents	17	-	18	(2)
Net increase (decrease) in cash and cash equivalents during the period	55	5	181	(92)
Cash and cash equivalents, beginning of period	243	125	117	222
Cash and cash equivalents, end of period	$298	$130	$298	$130

The accompanying notes form an integral part of these interim consolidated financial statements.

Notes to Consolidated Financial Statements
[All amounts in millions of U.S. dollars, except where noted]
[Unaudited]

1.	Basis of Presentation
These unaudited interim consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s 2008 audited annual consolidated financial statements for the year ended October 31, 2008, except as described in Note 2. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2008.

2.	Changes Affecting Fiscal 2009 Consolidated Financial Statements
(a)	Significant Accounting Policies
On May 1, 2009, the Company adopted Financial Accounting Standards Board (FASB) Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP 107-1). FSP 107-1 amends Statement of Financial Accounting Standards (SFAS)  No. 107, “Disclosures About Fair Value of Financial Instruments” to require disclosures about fair value of financial instruments for interim reporting periods and annual financial statements. FSP 107-1 also amends APB Opinion No. 28, “Interim Financial Reporting” to require those disclosures in summarized financial information at interim reporting periods. The Company’s adoption of FSP 107-1 is provided in Note 11.

On May 1, 2009, the Company adopted FASB Staff Position (FAS) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP 157-4). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of FSP 157-4 did not have a material impact on the Company’s consolidated financial statements.

On May 1, 2009, the Company adopted the provisions of SFAS 165, “Subsequent Events” (SFAS 165). SFAS 165 establishes general standards of accounting for the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company’s adoption of SFAS 165 is provided in Note 25.

On February 1, 2009, the Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133” (SFAS 161). SFAS 161 enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under SFAS 161, the Company is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation, fair values, gains and losses and credit-risk-related contingent features.  The Company’s adoption of SFAS 161 is provided in Note 10.

On November 1, 2008, the Company adopted the applicable portions of SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, including a three-level hierarchy based on the level of valuation inputs, and expands disclosure about fair value measurements. Fair value, as defined in SFAS 157, is based on a transaction between market participants and represents, at the valuation date, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction that is not a forced liquidation or distress sale. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. The Company’s adoption of SFAS 157 is provided in Note 11.

On November 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with an option to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial statements.

(b)	Recent Accounting Pronouncements
United States
In June 2009, FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (SFAS 168), to establish the FASB Accounting Standards Codification (Codification) as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The issuance of SFAS 168 and the Codification will not change U.S. GAAP.  SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company will adopt SFAS 168 on August 1, 2009, and it is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2009, FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167) to improve financial reporting by enterprises involved with variable interest entities. SFAS 167 shall be effective as of the beginning of each entity’s first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. The Company will adopt SFAS 167 on November 1, 2010, and it is not expected to have a material impact on our consolidated results of operations and financial condition.

In December 2008, FASB issued FSP FAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1), which requires plan sponsors to provide new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks.  These disclosures about plan assets are required for fiscal years ending after December 15, 2009, but are not required for interim periods.  FSP 132(R)-1 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Company will adopt FSP 132(R)-1 on November 1, 2009, which will only impact the Company’s disclosures of its pension plan assets in the Company’s annual consolidated financial statements.

In April 2008, FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company plans to adopt FSP 142-3 on November 1, 2009 and it is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2008, FASB issued FSP 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-2 defers the effective date of SFAS 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. As described above in Note 2(a), the Company adopted the applicable portions of SFAS 157 effective November 1, 2008 and has not yet applied the provisions of SFAS 157 to the non-financial assets and liabilities within the scope of FSP 157-2. The Company plans to adopt the deferred portion of SFAS 157 on November 1, 2009.  The Company currently does not expect the adoption of the deferred portions of SFAS 157 to have a material impact on the Company’s consolidated financial statements.

In December 2007, FASB issued FAS No. 141 (revised 2007), “Business Combinations (revised 2007)” (SFAS 141R). SFAS 141R requires companies to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. SFAS 141R also requires that liabilities related to contingent consideration be measured at fair value at the acquisition date, acquisition-related and restructuring costs be recognized separately from the business combination and noncontrolling interest in subsidiaries be measured at fair value and classified as a separate component of equity.  SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company plans to adopt SFAS 141R on November 1, 2009 and is currently assessing the impact of SFAS 141R retroactive tax impacts related to tax uncertainties acquired in previous business combinations.

In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (SFAS 160), which is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires noncontrolling interests in subsidiaries be presented as equity in the consolidated financial statements and that all transactions between an entity and noncontrolling interests be accounted for as equity transactions. The Company plans to adopt SFAS 160 on November 1, 2009 and it is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

International Accounting Standards
The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the United States and Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Company currently expects to adopt IFRS as its primary reporting standard when the U.S. Securities and Exchange Commission either requires domestic registrants in the U.S. to transition to IFRS or when a majority of the Company’s competitors commence to report using IFRS.

(c)	MAPLE Facilities Project
During the fourth quarter of fiscal 2008, the Company reviewed its accounting for the transaction related to the 2006 Agreement with Atomic Energy of Canada Limited (AECL) and determined that the original accounting treatment was not correct.  The portion of the 2006 Agreement relating to the 40-year long-term supply agreement resulted in an arrangement that upon completion of the MAPLE Facilities would have met the definition of a capitalized lease. As a result, MDS should have recorded in fiscal 2006 the MAPLE Facilities as a construction in-progress asset until completion of the project, whereupon a capitalized lease asset would be recognized and amortization would have commenced and interest expense associated with MDS’s construction costs should have been capitalized. In addition, the capital costs incurred by AECL since 2006 should have been capitalized, with a corresponding offset to a financing liability, even though MDS has no obligation to reimburse AECL for their incurred capital costs.

The resulting impact from the restatement of the 2006 transaction does not impact the three or nine months ended July 31, 2009 consolidated financial statements. Only the prior comparative nine months ended July 31, 2008 is impacted as described in the following table:

Consolidated Statements of Operations	Nine months ended July 31, 2008
	Previously Reported	Adjustments (a)	Restated
Interest (expense) income, net	$(4)	$6	$2
Income tax (expense) recovery	$2	$(2)	$-
Net income	$18	$4	$22
Basic and diluted earnings per share	$0.15	$0.04	$0.19

(a) Nine months ended July 31, 2008 consolidated statement of operations adjusted for capitalized interest related to construction in-progress recorded under lease accounting and associated income taxes.

The Company is involved in litigation with AECL as discussed in Note 24.

3.	Divestitures and Assets Held for Sale
Sale of MDS Pharma Services Phase II-IV operations
On July 1, 2009, the Company announced that it has completed the sale of its MDS Pharma Services Phase II-IV (Phase II-IV) operations to INC Research, Inc. (INC). The Company sold a combination of shares and assets for total cash consideration of $50 million, which is subject to certain closing adjustment including final working capital, cash, and indebtedness amounts. The closing adjustments are currently expected to be a net reduction of approximately $7 million as of July 31, 2009. The consideration includes $13 million of funds that will be released to MDS upon meeting post closing obligations and assuming there are no claims for breach of representations and warranties under the sale agreement. MDS expects this amount to be released to the Company within the next 15 months from the closing date of July 1, 2009.

Total assets disposed of related to the sale of Phase II-IV were $113 million, which includes $56 million of accounts receivable, net and $32 million of unbilled revenue. Total liabilities of $74 million disposed of related to the sale include $19 million of accounts payable and accrued liabilities and $55 million of deferred revenue. The Company has recorded an after tax loss of $8 million on the sale of Phase II-IV, which is included in loss from discontinued operations, net of income taxes. The Company expects to finalize the loss on the sale of Phase II-IV calculation during the fourth quarter of fiscal 2009 for working capital and other post-closing adjustments.

As part of the sale of Phase II-IV, the Company has signed a Transition Services Agreement (TSA) with INC to provide certain post closing transition services for a period of six months from the closing date with an option by INC to extend for an additional six months. The total cash consideration includes $2 million related to the TSA. During the three and nine months ended July 31, 2009, no amounts have been recorded in the consolidated statements of operations related to the TSA.

Central Labs
On June 1, 2009, MDS announced that as a result of its ongoing strategic review process it intends to sell its Central Labs operations. As a result of this decision, the Company has classified the total assets and total liabilities of Central Labs at the lower of their carrying value or fair value less costs to sell as “Assets held for sale” and “Liabilities held for sale” on the consolidated statements of financial position, respectively, and the results of operations of Central Labs as “Discontinued operations, net of income taxes” on the consolidated statements of operations. Assets held for sale related to Central Labs as of July 31, 2009 of $50 million (October 31, 2008 - $70 million) includes accounts receivable of $32 million. Liabilities held for sale of $17 million (October 31, 2008 - $42 million) include $14 million of accounts payable and accrued liabilities. The assets included in “Assets held for sale” are not being depreciated. There is a significant amount of uncertainty in estimating the potential gain or loss on sale of Central Labs, including proceeds and costs of disposition. See Note 4, “Impairment of Assets”, for details on impairment of long-lived assets related to Central Labs for the three and nine months ended July 31, 2009.

Discontinued Operations
The results of operations for Phase II-IV and Central Labs are included in loss from discontinued operations, net of income taxes. Prior periods have been restated to reflect the operations of Phase II-IV and Central Labs as discontinued operations. For the three and nine months ended July 31, 2009, net revenues for Phase II-IV and Central Labs were $36 million (2008 - $54 million) and $133 million (2008 - $171 million), respectively. For the three and nine months ended July 31, 2009, the loss from discontinued operations, net of income taxes related to Phase II-IV and Central Labs was $14 million (2008 - $5 million) and $24 million (2008 - $2 million), respectively.

Phoenix Building
During fiscal 2008, the Company adopted a plan to dispose of an office building in Phoenix, Arizona, which is part of MDS Pharma Services Early Stage (Discovery through Phase IIa) operations, which will no longer be utilized due to a move to another facility. The ongoing global economic and current uncertain market conditions have resulted in management updating its expectations such that the disposition is expected to be completed by 2010. The Company determined the value of $6 million for the building through various methods including assistance from a third-party appraisal, which was updated as of April 30, 2009.  The independent third party used the market approach and considered sales of comparable properties in determining the fair value of the building. During the three months ended July 31, 2009, there has not been any change in circumstances requiring the Company to update its third-party appraisal.  This asset is presented on the consolidated statements of financial position in “Assets held for sale” and is not being depreciated.

4.	Impairment of Assets
(a)	Long-Lived Assets
SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144) requires that long-lived assets and intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, by which the carrying value of the asset exceeds the fair value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

During the three months ended July 31, 2009, the Company experienced a decline in certain service lines within MDS Pharma Services’ Early Stage operations. A deterioration of customer demand and declines in forecasted cash flows represent indicators of impairment. The Company performed an impairment analysis under SFAS 144, and has determined that certain long-lived asset groups were impaired as of July 31, 2009. Based on the estimated fair value of MDS Pharma Services’ Early Stage property, plant and equipment asset group using the undiscounted cash flows as well as reviewing information with respect to prices for similar assets, the Company has recorded a non-cash pre-tax impairment charge for the three and nine months ended July 31, 2009 of $7 million (2008 – $11 million) and $7 million (2008 – $11 million), respectively. This charge is recorded in other expenses (income), net in the consolidated statements of operations.

During the second quarter of fiscal 2009, the Company experienced a decline in its Central Labs operation, which is part of MDS Pharma Services. The Company performed an impairment analysis under SFAS 144, and has determined property, plant and equipment, which represent the long-lived asset group of Central Labs were impaired as of April 30, 2009. The Company recorded a non-cash pre-tax impairment charge in loss from discontinued operations, net of income taxes for the three and nine months ended July 31, 2009 of $nil million (2008 – $nil million) and of $16 million (2008 – $nil million), respectively. See Note 3, “Divestitures and Assets Held for Sale”, for further details on Central Labs.

While the Company believes that its estimates are reasonable, different assumptions regarding such factors as industry outlook, customer demand, competitor actions and the effectiveness of productivity and cost saving initiatives, could significantly affect its future cash flow estimates.

(b)	Goodwill
The Company performs a goodwill impairment test at the reporting unit level annually at year end or earlier upon the occurrence of certain events or substantive changes in circumstance. The goodwill impairment test requires the identification of reporting units and a comparison of the estimated fair value of each reporting unit to its carrying value. The Company reviewed the components of its operating segments, and has identified MDS Pharma Services, MDS Nordion, and MDS Analytical Technologies as its reporting units.

For MDS Analytical Technologies, management determined that there existed potential indicators of impairment as of July 31, 2009. As such, the Company compared its financial forecasts to prior period forecasts and considered other market factors and indicators as of July 31, 2009. Based on this analysis and potential sale of MDS Analytical Technologies (See Note 25, “Subsequent Events - Sale of MDS Analytical Technologies”), the Company concluded that it is not more likely than not that there is an impairment of goodwill for MDS Analytical Technologies as of July 31, 2009.

For MDS Pharma Services, the Company sold Phase II-IV and announced its intention to sell Central Labs during the three months ended July 31, 2009, resulting in both of these businesses being reported as discontinued operations. SFAS 142, “Goodwill and Other intangible Assets” (SFAS 142) requires that when a portion of a reporting unit is disposed of, goodwill of the reporting unit be allocated to the business being disposed of based on the relative fair value of the portion of the business being disposed of to the reporting unit remaining. The current fair value of Phase II-IV, Central Labs and the remaining MDS Pharma Services reporting unit were estimated based on discounted cash flows and comparable company market valuation approaches. The Company chose the discounted cash flow approach as the primary valuation approach as cash flows can reasonably be estimated and are expected to differ significantly from the current levels due to the Company’s growth potential. The estimated fair value of the Phase II-IV, Central Labs and the remaining MDS Pharma Services reporting unit were based on the Company’s five-year business plan and on the best information available as of the date of the assessment. The use of different assumptions would have affected the estimated fair value and might have impacted the impairment charge. The terminal growth rate used in the valuation of the reporting unit was based on long-term industry growth rates and changes to the reporting unit’s long-run prospects since the last impairment assessment. The discount rate used was determined by calculating a market-based weighted average cost of capital (WACC) as well as considering risks associated with the Company’s projected cash flows.

The valuation approaches use key judgments and assumptions that are sensitive to change, which include appropriate sales growth rates, operating margins, WACC, and comparable company market multiples. When developing these key judgments and assumptions, the Company considers economic, operational and market conditions that could impact the estimated fair value of the reporting units. However, estimates are inherently uncertain and represent only management’s reasonable expectations regarding future developments. These estimates and the key judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. For example, should a significant or prolonged deterioration in economic conditions occur, key judgments and assumptions could be impacted. Generally, a moderate decline in estimated operating income or an increase in WACC or a decline in market conditions could result in an additional indication of impairment.

Based on the valuation approach and assumptions indicated above, the Company performed the first step of its goodwill impairment test in accordance with SFAS 142 and determined that the estimated carrying value of the remaining business of the MDS Pharma Services reporting unit exceeded its fair value. As a result of failing Step 1, the Company performed Step 2 of the impairment testing and determined the implied fair value of the goodwill of the MDS Pharma Services reporting unit by allocating the fair value of the reporting unit determined in the Step 1 to all the assets and liabilities of the MDS Pharma Services reporting unit, including any recognized and unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. Upon completion of the Step 2 test, the Company determined that as of July 31, 2009, the implied fair value of its MDS Pharma Services goodwill is less than its carrying value and has written off goodwill of $37 million related to MDS Pharma Services, of which $12 million was included in loss from discontinued operations, net of income taxes.

If industry and economic conditions in the Company’s markets deteriorate further and forecasted operating results decline, an additional impairment review of the Company’s goodwill may be required.

5.	Notes Receivable
Notes receivable as of July 31, 2009 of $16 million (October 31, 2008 - $75 million) consist of the current portion of other long-term assets as described in Notes 9(a) and (b). During the second quarter of fiscal 2009, a non-interest bearing promissory note matured and the Company received $60 million in cash proceeds.

6.	Inventories, Net

	As of July 31	As of October 31
	2009	2008
Raw materials and supplies	$72	$60
Work-in-process	10	14
Finished goods	25	21
	107	95
Allowance for excess and obsolete inventories	(11)	(10)
Inventories, net	$96	$85

7.	Asset Backed Commercial Paper
Included in prepaid expenses and other current assets as of July 31, 2009 is Canadian non-bank sponsored asset backed commercial paper (ABCP) with a fair value of $11 million. As of October 31, 2008, the Company held ABCP (Original notes) with a fair value of $9 million, which was designated as available for sale and included in long-term investments in the consolidated statements of financial position. On January 21, 2009, the Pan-Canadian Investors Committee (the Committee) announced that the restructuring of the Canadian non-bank sponsored ABCP was completed. As part of the restructuring, the Company exchanged its Original notes, with a par value of C$17 million (US$16 million), for longer-term Master Asset Vehicle II Class A-1, Class A-2, Class B, Class C, and CL 13 notes (collectively, MAVII notes) with the same total par value. The MAVII Class A-1, Class A-2, and Class B notes have interest rates of Bankers’ Acceptance rate less 50 basis points and mature on July 15, 2056, the Class C notes have interest rates of 20% per annum and mature on July 15, 2056 and the CL 13 notes have interest based on the net rate of return generated by the related Specific Tracked Asset - Rocket Trust, Series A and mature on March 20, 2014. While the legal maturity of these notes is July 15, 2056, the actual expected note repayment date is January 22, 2017.  On the date of exchange, the Company recorded the MAVII notes at a fair value of $9 million and designated the MAVII notes as held for trading, which requires the notes to be fair valued at each reporting period with changes in the fair value included in the consolidated statements of operations in the period in which they arise. The fair value of the MAVII notes has been determined using a probability-weighted discounted cash flow model making use of currently available information and assumptions that market participants would use in pricing such investments. In determining the fair value of the MAVII notes, the Company reviewed information provided by the Committee, other third-party experts, current investment ratings, valuation estimates of the underlying assets and general economic conditions. For the three and nine months ended July 31, 2009, the Company recorded a change in the fair value of $nil (2008 - $nil) and $nil (2008 - $(3) million) in other expenses (income), net on the consolidated financial statements of operations, respectively. For the three and nine months ended July 31, 2009, the Company recorded foreign currency gains of $2 million (2008 - $1 million) and $2 million (2008 - $nil) in the consolidated statements of comprehensive income (loss), respectively.

8.	Long-Term Investments
	As of July 31	As of October 31
	2009	2008
Investment in joint ventures (Note 22)	$16	$13
Other	6	17
Long-term investments	$22	$30

Other long-term investments includes an investment in Lumira Capital Corp. (Lumira), formerly MDS Capital Corp. Lumira is an investment fund management company that has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. MDS does not have any involvement in Lumira other than to obtain its share of earnings. The Company’s exposure to losses is limited to its equity investment amount of $5 million.

The Company also has available for sale investments in marketable equity securities which had a fair value of $1 million as of July 31, 2009 (October 31, 2008 - $2 million), which has been determined using quoted market bid prices in active markets. During the nine months ended July 31, 2009, the Company recorded an other than temporary impairment charge of $1 million in other expenses (income), net in the consolidated statements of operations.

9.	Other Long-Term Assets
	As of July 31	As of October 31
	2009	2008
Restricted cash	$15	$13
Financial instrument pledged as security on long-term debt(a)	40	35
Long-term note receivable(b)	24	30
Deferred pension assets (Note 21)	33	26
Other	3	4
Other long-term assets	$115	$108

(a)  Financial Instrument Pledged as Security on Long-Term Debt
The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradeable as it defeases the long-term debt from the Government of Canada related to the original construction of the Maple Facilities. The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of July 31, 2009 is $44 million (October 31, 2008 - $38 million), of which $4 million (October 31, 2008 - $3 million) is included in notes receivable. As of July 31, 2009, the fair value is $50 million, which has been determined using a discounted cash flow model, in which future cash flows were discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(b)      Long-Term Note Receivable
In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable for $38 million after discounting was received by the Company.  This non-interest bearing note receivable is repayable monthly over four years commencing in 2008. The long-term note receivable is net of an unamortized discount based on an imputed interest rate of 4.45%.  The carrying value of the long-term note receivable as of July 31, 2009 is $36 million (October 31, 2008 - $40 million), of which $12 million (October 31, 2008 - $10 million) is included in notes receivable. As of July 31, 2009, the fair value is $39 million, which has been determined using a discounted cash flow model, in which future cash flows were discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable. The long-term note receivable will be accreted up to its face amount of $43 million over a period of four years. All scheduled monthly payments due have been received.

10.	Derivatives Instruments

In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by entering into contracts with banks listed under Schedule I of the Bank Act (Canada).  The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as prepaid expenses and other or as accounts payable and accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs as no quoted market prices exist for the instruments.  The fair value of the derivative financial instruments is determined by comparing the rates at the time that the derivatives are acquired to the period-end rates quoted in the market. The key inputs include interest rate yield curves, foreign exchange spot and forward rates.  The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedge item, the risk being hedged, the Company’s risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. The Company assesses the ongoing effectiveness of its hedges on a quarterly basis. As of July 31, 2009, the Company held no derivatives that were designated as fair value hedges.

Cash Flow Hedges
The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk within the joint venture operations of the Company. Certain Canadian joint venture operations of the Company are expected to have net cash inflows denominated in U.S. dollars in 2009 and subsequent years. The Company enters into foreign exchange contracts to hedge a portion of these cash flows. The Company will hedge anticipated cash inflows that are expected to occur over its planning cycle, typically no more than 24 months into the future. The Company has designated these derivatives as cash flow hedges.

Hedges of Net Investment in Foreign Operations
The Company has designated certain U.S. dollar denominated debt to reduce foreign exchange fluctuations associated with certain foreign currency investments. If the hedge is deemed to be effective, the U.S. dollar denominated debt is measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in other comprehensive income (OCI). Ineffective portions of changes in the fair value of the derivative in a hedging relationship are recognized in other expenses (income), net in the period in which the changes occur.  If the hedging relationship is no longer highly effective, changes in the fair value of the derivative would be recognized in income beginning in the period in which the changes occur.  If the hedge is terminated because the U.S. dollar denominated debt is either extinguished, expired or the relationship is de-designated, the unrealized gain or loss remains in accumulated OCI until the hedged item affects the statement of operations.

Other Derivatives
The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances, which have not been designated as hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company has identified certain embedded derivatives in certain supply contracts.

The following table provides the notional and fair value of all Company derivative instruments:
	As of July 31, 2009
	Notional Value	Fair Value
Assets
Embedded derivatives	$5	$-
Foreign currency forward contracts under cash flow hedges and not under hedging relationships	20	2
	$25	$2
Liabilities
Embedded derivatives	$83	$3
Foreign currency forward contracts under cash flow hedges and not under hedging relationships	30	-
	$113	$3

The following table summarizes the activities of the Company’s derivative instruments:
	Three months ended July 31, 2009	Nine months ended July 31, 2009
Realized loss on foreign currency forward contracts under cash flow hedges included in the equity earnings (1)	$-	$8
Unrealized gain recorded in OCI relating to net investment hedges(2)	$23	$25
Unrealized gain (loss) for other foreign currency forward contracts not under hedging relationships recorded in other expenses (income), net	$-	$-
Unrealized gain for embedded derivatives recorded in change in fair value of embedded derivatives	$11	$9

(1) An amount of unrealized loss of $1 million is expected to be reclassified to consolidated statements of operations over the next 12 months.
(2) The amount of ineffectiveness recorded in income was $nil for the three and nine months ended July 31, 2009, respectively.

11.	Fair Value Measurements

(a)	Valuation Methods and Assumptions
Cash and cash equivalents, accounts receivable - net, notes receivable, unbilled revenue, accounts payable and accrued liabilities, and income tax assets and liabilities – these assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

(b)	Fair Value Hierarchy
The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis:
			As of July 31, 2009
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$45	$-	$-	$45
Asset backed commercial paper (Note 7)	$-	$-	$11	$11
Available for sale	$1	$-	$-	$1
Derivative assets	$-	$3	$-	$3
Derivative liabilities	$-	$3	$-	$3

The following tables present the changes in the Level 3 fair value category:

				Three months ended July 31, 2009
Description	As of April 30 2009	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of July 31 2009
		Earnings	Other
Asset backed commercial paper (Note 7)	$9	$-	$2	$-	$-	$11

				Nine months ended July 31, 2009
Description	As of October 31 2008	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of July 31 2009
		Earnings	Other
Asset backed commercial paper (Note 7)	$-	$-	$2	$9	$-	$11
Available for sale (Note 8)	$9	$-	$-	$(9)	$-	$-

12.	Long-Term Debt

		As of July 31	As of October 31
	Maturity	2009	2008
Senior unsecured notes(a)	2009 to 2014	$221	$227
Other debt(b)	2009 to 2015	60	55
Total long-term debt(c)		281	282
Current portion of long-term debt		(36)	(19)
Long-term debt		$245	$263

(a)      As of July 31, 2009, the Company has senior unsecured notes of $221 million (October 31, 2008 - $227 million) outstanding that bear interest at fixed rates between 5.52% and 6.19% per annum, of which $167 million is due in fiscal 2013. As of July 31, 2009, the fair value of senior unsecured notes was $229 million, which has been determined using a discounted cash flow model, in which future cash flows were discounted to present value using the current market borrowing rate pertaining to their remaining life of the notes. See Note 25, “Subsequent Events - Sale of MDS Analytical Technologies and MDS Nordion – Medical Isotope Supply Disruption” for the potential impact on the Company’s senior unsecured notes.

(b)      As of July 31, 2009, other debt includes a non-interest-bearing Canadian government loan with a carrying value of $44 million (October 31, 2008 - $39 million) discounted at an effective interest rate of 7.02% and repayable at C$4 million (US$4 million) per year with the remaining balance due April 1, 2015.  As of July 31, 2009, the fair value of this financial instrument was $52 million, which has been determined using a discounted cash flow model , in which future cash flows were discounted to present value using the current market borrowing rate pertaining to their remaining life of the receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 9(a)).

Other debt also includes an $8 million note payable (October 31, 2008 – $8 million) relating to assets purchased for the MALDI-TOF mass spectrometry operations.  The note bears interest at 4% and is payable on October 22, 2009.

Other debt also includes obligations under capital leases of $8 million (October 31, 2008 – $8 million) and bears interest at various fixed rates.  The Company has numerous capital leases for both buildings and equipment. These leases are capitalized using interest rates considered appropriate at the inception of each lease.  Assets acquired under capital finance leases are included in the consolidated statements of financial position at the present value of the future minimum lease payments and are depreciated over the shorter of the lease term and their remaining useful lives. The corresponding liabilities are recorded in the consolidated statements of financial position and the interest element of the capital lease rental is charged to interest expense.

(c)      The Company has a C$500 million (US$464 million) revolving credit facility available to fund its liquidity requirements. As of July 31, 2009, no amounts were drawn and outstanding under this facility, which expires in July 2010. See Note 25, “Subsequent Events - Sale of MDS Analytical Technologies and MDS Nordion – Medical Isotope Supply Disruption” for the potential impact on the Company’s revolving credit facility.

13.	(Loss) Earnings Per Share

	Three months ended July 31		Nine months ended July 31
(number of shares in millions)	2009	2008	2009	2008 Restated (Note 2(c))
Weighted average number of Common shares outstanding – basic	120	122	120	122
Impact of stock options assumed exercised	-	-	-	-
Weighted average number of Common shares outstanding – diluted	120	122	120	122
Basic and diluted (loss) earnings per share	$(0.51)	$(0.08)	$(0.64)	$0.19

14.	Share Capital
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2008	120,137	$489
Issued	-	-
Repurchased and cancelled	-	-
Balance as of July 31, 2009	120,137	$489

During the nine months ended July 31, 2009, there were no cash dividends declared or paid as the Company discontinued its policy of paying regular dividends as of January 2007. Due to restrictions in debt covenants on MDS’s long-term debt, the Company can no longer make further dividend payments and has ceased the share repurchase program.

During the nine months ended July 31, 2009, the Company issued no Common shares. During the year ended October 31, 2008, the Company issued 462,000 Common shares under the stock option plan for proceeds of $7 million.

During the nine months ended July 31, 2009, the Company did not repurchase or cancel any Common shares. During the nine months ended July 31, 2008, the Company repurchased and cancelled 1,885,300 Common shares under a Normal Course Issuer Bid for a total cost of $32 million of which $8 million was charged to share capital, $4 million was charged to OCI, and $20 million was charged to retained earnings.

15.	Restructuring Charges, Net
In the third quarter of 2009, the Company approved and initiated certain restructuring actions in MDS Pharma Services Early Stage operations to further improve operating performance in a soft economy and to reduce overhead associated with the sale of Phase II-IV and the intention to sell Central Labs. These restructuring actions are expected to impact approximately 200 persons and are estimated to cost $5 million.  The majority of theses third quarter restructuring actions are expected to be completed in fiscal 2009.

As part of a review to align the Company’s costs with its performance targets and the ongoing global economic crisis, a number of initiatives were also established during the first quarter of fiscal 2009. The Company announced its intention to restructure its MDS Analytical Technologies business by continuing to migrate certain manufacturing operations to Asia as well as doing other smaller initiatives involving MDS’s other business units. In total, these restructuring efforts are estimated to cost $4 million, which primarily relates to workforce reductions. The majority of these 2009 restructuring activities are expected to be completed in fiscal 2010.  The remaining fiscal 2008 and fiscal 2007 restructuring activities are expected to be completed in fiscal 2011.

As of July 31, 2009, the restructuring provision of $8 million (October 31, 2008 - $11 million) is included in accounts payable and accrued liabilities in the consolidated statements of financial position.  An analysis of the Company’s restructuring activities until July 31, 2009 is as follows:
	Expenses				Cumulative Activities		Balance as of July 31
	2009	2008	2007	Total	Cash	Non-Cash	2009
Workforce reductions
- MDS Pharma Services	$6	$7	$16	$29	$(24)	$(2)	$3
- MDS Analytical Technologies	3	2	1	6	(5)	2	3
- Corporate and other	-	-	1	1	(1)	-	-
Workforce reductions	9	9	18	36	(30)	-	6
Contract cancellation charges
- MDS Pharma Services	-	-	5	5	(5)	-	-
- MDS Analytical Technologies	-	1	-	1	(2)	1	-
- Corporate and other	-	1	-	1	(1)	-	-
Contract cancellation charges	-	2	5	7	(8)	1	-
Equipment and other asset write-downs
- MDS Pharma Services	-	1	1	2	-	-	2
Equipment and other asset write-downs	-	1	1	2	-	-	2
Other
- MDS Pharma Services	-	1	5	6	(6)	-	-
- Corporate and other	-	-	8	8	(7)	(1)	-
Other	-	1	13	14	(13)	(1)	-
Total for Plan	$9	$13	$37	$59	$(51)	$-	$8

16.	Other Expenses (Income), Net
	Three months ended July 31		Nine months ended July 31
	2009	2008	2009	2008
Write-down of investments/valuation provisions	$-	$-	$1	$3
Loss (gain) on sale of investment	(1)	1	(1)	(1)
Loss on sale of business	-	-	-	4
Gain on sale of property, plant and equipment, net	-	-	(1)	-
Impairment charge of property, plant and equipment, net (Note 4)	7	11	7	11
Change in FDA estimate	(7)	-	(7)	(10)
Foreign exchange loss (gain)	7	(2)	9	(5)
Other	1	-	(1)	1
Other expenses (income), net	$7	$10	$7	$3

17.	Income Taxes

A reconciliation of expected income taxes to reported income tax expenses is provided below.
	Three months ended July 31		Nine months ended July 31
	2009	2008	2009	2008 Restated (Note 2(c))
Expected income tax recovery (expense) at Canadian statutory rate 32% (2008 – 33%)	$15	$1	$14	$(11)
(Increase) decrease in taxes as a result of:
Valuation allowance on deferred tax assets	(4)	(2)	(18)	(5)
Other investment write-downs	(9)	-	(9)	-
Tax credits for research and development	1	1	3	4
Differential foreign tax rates	1	1	3	6
Enacted tax rate changes on deferred tax balances	-	-	-	11
Other	(5)	(3)	(3)	(5)
Income tax (expense)	$(1)	$(2)	$(10)	$-

18.	Supplementary Cash Flow Information
(a)	Items not affecting current cash flows comprise the following:
	Three months ended July 31		Nine months ended July 31
	2009	2008	2009	2008 Restated (Note 2(c))
Depreciation and amortization	$21	$25	$66	$75
Stock option compensation	1	1	3	4
Deferred income taxes	12	1	7	(24)
Equity earnings, net of cash distributions of $12 (2008 - $13) and $29 (2008 - $48), respectively	4	-	5	10
Write-down of investments	-	8	1	11
Impairment charge of property, plant and equipment, net	7	3	23	3
Loss on sale of businesses and other assets	9	1	7	5
Change in fair value of embedded derivatives	10	-	10	1
Change in FDA estimate	(7)	-	(7)	(10)
Impairment of goodwill	30	-	30	-
Unrealized foreign currency translation gain	(6)	(2)	(9)	(5)
Other	9	(4)	6	(15)
	$90	$33	$142	$55

(b)	Changes in non-cash operating assets and liabilities comprise the following:
	Three months ended July 31		Nine months ended July 31
	2009	2008	2009	2008 Restated (Note 2(c))
Accounts receivable	$43	$1	$86	$22
Notes receivable	-	-	60	-
Unbilled revenue	4	9	3	(5)
Inventories	(3)	18	(5)	16
Prepaid expenses and others	6	(4)	(1)	(5)
Accounts payable and accrued liabilities	(49)	(22)	(69)	(118)
Income taxes payable	(2)	(15)	8	(63)
Deferred income and other long-term obligations	(4)	7	11	13
	$(5)	$(6)	$93	$(140)

19.           Stock-Based Compensation
C$ Stock Options	Number [in thousands]	Average Exercise Price
Stock options
Balance as at October 31, 2008	4,190	$19.92
Activity during the period:
Granted	-	-
Exercised	-	-
Cancelled or forfeited	(605)	20.20
Expired	(72)	15.50
Balance as of July 31, 2009	3,513	$19.95

During the nine months ended July 31, 2009, the Company granted no C$ stock options (2008 - 39,000) at an average exercise price of
C$nil (2008 - C$20.29). These options have a fair value determined using the Black-Scholes model of C$nil per share (2008 - C$4.51) based on the following:

C$ Stock Options	2009	2008
Risk-free interest rate	n/a	3.30%
Expected dividend yield	n/a	-%
Expected volatility	n/a	0.21
Expected time to exercise (years)	n/a	4.40

US$ Stock Options	Number [in thousands]	Average Exercise Price
Stock Options
Balance as at October 31, 2008	1,153	$15.88
Activity during the period:
Granted	46	6.14
Cancelled or forfeited	(17)	15.91
Balance as of July 31, 2009	1,182	$15.50

During the nine months ended July 31, 2009, the Company granted 46,000 US$ stock options (2008 – 1,149,000) at an average exercise price of US$6.14 (2008 - US$15.92). These options have a fair value determined using the Black-Scholes model of US$1.47 per share (2008 - US$4.14) based on the following:

US$ Stock Options	2009	2008
Risk-free interest rate	1.70%	3.60%
Expected dividend yield	-%	-%
Expected volatility	0.31	0.23
Expected time to exercise (years)	4.20	4.40

The stock compensation expense for the nine months ended July 31, 2009 was $3 million (2008 - $4 million).

Incentive Plans
During the first quarter of fiscal 2009, the Company implemented a new Fiscal 2009 Mid-Term Incentive Plan (MTIP). The Fiscal 2009 MTIP vests on January 16, 2012 and the number of PSUs granted will be determined based on achieving a target rate for 2011 cash earnings per share. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur no later than 60 days following the vesting date.

The Company records the cost of its MTIPs at fair value based on assumptions that are consistent with those used to determine the fair value of stock compensation.  The table below shows the liability and expense related to the 2006 to 2009 plans:

Liability	As of July 31	As of October 31
	2009	2008
Fiscal 2006 MTIP	$1	$1
Fiscal 2007 MTIP	-	-
Fiscal 2008 MTIP	-	2
Fiscal 2009 MTIP	1	-
Total	$2	$3

Expense (Income)	Three months ended July 31		Nine months ended July 31
	2009	2008	2009	2008
2006 Plan	$-	$1	$-	$(6)
2007 Plan	-	2	-	(3)
2008 Plan	-	-	(2)	2
2009 Plan	-	-	1	-
Total	$-	$3	$(1)	$(7)

Restricted Stock Units
The Company periodically grants time-based restricted stock units (RSUs) to certain employees. Outstanding RSUs are strictly time-based and vest at the end of the restriction period, which can be settled in cash or shares. Payout will be made within 60 days of the vesting date. The Company records the liability and expense relating to RSUs based on the market value of the Company’s Common shares at each reporting date.  The expense is recorded in the consolidated statements of operations on a straight-line basis over the term of the RSUs and adjusted for any fair value changes at each reporting date. The liability relating to RSUs was $2 million as at July 31, 2009
(October 31, 2008 - $nil) and the expense relating to RSUs was $2 million for the nine months ended July 31, 2009 (2008 - $nil).

As of July 31, 2009, the Company has 707,000 of outstanding RSUs (October 31, 2008 - 286,000).

Grant Date	Granted Number [in thousands]	Cancelled Number [in thousands]	Outstanding Number [in thousands]	Vesting Date
September 2, 2008	286	(16)	270	January 15, 2010
March 11, 2009	437	-	437	September 30, 2010
	723	(16)	707

See Note 25, “Subsequent Events - Sale of MDS Analytical Technologies” for the potential impact on the Company’s incentive plans.

20.	Accumulated Other Comprehensive Income

	As of July 31	As of October 31
	2009	2008
Accumulated other comprehensive income, net of income taxes, beginning of period	$225	$496
Foreign currency translation	25	(168)
Reclassification of realized loss (gain), net of tax $3 and $(2), respectively	6	(1)
Unrealized gain (loss) on net investment hedges, net of tax $4 and $(10), respectively	21	(81)
Unrealized loss on available-for-sale assets, net of tax $nil and $nil, respectively	-	(2)
Unrealized gain (loss) on derivatives designated as cash flow hedges, net of tax $nil and $(3), respectively	1	(6)
Pension liability adjustments, net of tax $nil and $(3), respectively	-	(7)
Repurchase and cancellation of Common shares	-	(6)
Accumulated other comprehensive income, net of income taxes, end of period	$278	$225

21.	Employee Benefits
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded.  The Company amended the terms of certain post-employment plans such that effective January 1, 2008, subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The following table represents the net periodic benefit cost of defined benefit pension plans.  The costs of other post-employment benefit plans for the three and nine months ended July 31, 2009 were $1 million (2008 - $nil) and $1 million (2008 - $1 million), respectively.

Defined Benefit Pension Plans
	Three months ended July 31		Nine months ended July 31
	2009	2008	2009	2008
Service cost	$-	$1	$1	$3
Interest cost	3	3	8	9
Expected return on plan assets	(3)	(4)	(10)	(12)
Recognized actuarial gain	(1)	-	(1)	-
Curtailment gain	-	-	-	(1)
	$(1)	$-	$(2)	$(1)

22.	Related Party Transactions

The Company has two joint venture arrangements, including service agreements. Both joint ventures, Applied Biosystems MDS Analytical Technologies Instruments and PerkinElmer Sciex Instruments, are included in the Company’s MDS Analytical Technologies segment. Under the terms of these joint ventures, the Company provides manufacturing, research and development and administrative support for the joint venture partnerships on an outsourced service provider basis. All costs, including selling, general and administration expenses, incurred by the Company for direct materials, labor, travel, consulting, and other related expenses, are billed to the joint ventures at cost and recorded as revenue. The Company does not recognize any profits from the sales to the joint ventures as the amounts are billed without any markups. The joint ventures realize net income when the products are sold to a third party customer. The Company records its share of realized profits from the joint ventures as equity earnings. The Company does not record income until it is realized by the joint ventures.

The Company reported product revenues relating to the sale of goods to the joint ventures, under the joint venture agreements for the three and nine months ended July 31, 2009 of $29 million (2008 - $35 million) and $80 million (2008 - $105 million), respectively.  The Company also reported service revenues to the joint ventures relating to research and development and selling, general and administration services.  Equity earnings from the joint ventures for the three and nine months ended July 31, 2009 were $9 million (2008 – $14 million) and $24 million (2008 - $38 million), respectively.

For the three and nine months ended July 31, 2009, the Company received $12 million (2008 - $13 million) and $29 million
(2008 - $48 million) in cash distributions from the joint ventures, respectively.  As of July 31, 2009 and October 31, 2008, accounts receivable from the joint ventures were $21 million and $24 million, respectively.

Condensed combined financial information for these joint ventures is summarized below:
	Three months ended July 31		Nine months ended July 31
	2009	2008	2009	2008
Net revenues	$68	$89	$181	$255
Gross profit	$37	$54	$99	$150
Net earnings	$18	$28	$48	$76

	As of July 31	As of October 31
	2009	2008
Current assets	$43	$43
Long-term assets	26	28
	$69	$71

Current liabilities	$21	$41
Equity	48	30
	$69	$71

23.	Segmented Information
The Company operates within three business segments – MDS Pharma Services (pharmaceutical contract research services), MDS Nordion (medical isotopes and sterilization technologies), and MDS Analytical Technologies (analytical instruments).  These segments are organized predominantly around the products and services provided to customers identified for the businesses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  There are no significant inter-segment transactions. Segmented earnings are computed by taking the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.

The following tables provide the Company’s segmented information.
Three months ended July 31, 2009
	MDS Pharma Services		MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$		$49	$76	$-	$125
Service revenues		49	-	18	-	67
Reimbursement revenues		7	-	-	-	7
Total revenues		56	49	94	-	199
Direct cost of products		-	28	53	-	81
Direct cost of services		40	-	4	-	44
Reimbursed expenses		7	-	-	-	7
Selling, general and administration		21	9	19	8	57
Research and development		-	-	16	-	16
Depreciation and amortization		5	4	12	-	21
Impairment of goodwill		25	-	-	-	25
Restructuring charges		5	-	-	-	5
Change in fair value of embedded derivatives		-	(11)	-	-	(11)
Other expenses (income), net		2	2	(1)	4	7
Equity earnings		-	-	(9)	-	(9)
Segment (loss) income from continuing operations		$(49)	$17	$-	$(12)	$(44)

Three months ended July 31, 2008
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$72	$83	$-	$155
Service revenues	68	-	21	-	89
Reimbursement revenues	8	-	-	-	8
Total revenues	76	72	104	-	252
Direct cost of products	-	35	60	-	95
Direct cost of services	49	1	3	-	53
Reimbursed expenses	8	-	-	-	8
Selling, general and administration	19	12	18	4	53
Research and development	-	-	19	-	19
Depreciation and amortization	7	3	12	1	23
Restructuring charges, net	4	-	2	-	6
Other expenses (income), net	11	1	(1)	(1)	10
Equity earnings	-	-	(14)	-	(14)
Segment (loss) income from continuing operations	$(22)	$20	$5	$(4)	$(1)

Nine months ended July 31, 2009
	MDS Pharma Services	MDS Nordion	MDS AnalyticalTechnologies	Corporate and Other	Total
Product revenues	$-	$180	$214	$-	$394
Service revenues	163	-	52	-	215
Reimbursement revenues	21	-	-	-	21
Total revenues	184	180	266	-	630
Direct cost of products	-	93	152	-	245
Direct cost of services	119	-	11	-	130
Reimbursed expenses	21	-	-	-	21
Selling, general and administration	54	30	53	19	156
Research and development	-	2	42	-	44
Depreciation and amortization	16	10	35	1	62
Impairment of goodwill	25	-	-	-	25
Restructuring charges, net	6	-	3	-	9
Change in fair value of embedded derivatives	-	(9)	-	-	(9)
Other expenses (income), net	4	2	(5)	6	7
Equity earnings	-	-	(24)	-	(24)
Segment (loss) income from continuing operations	$(61)	$52	$(1)	$(26)	$(36)
Total assets	$223	$333	$801	$390	$1,747

Nine months ended July 31, 2008 Restated (Notes 2(c))
	MDS Pharma Services	MDS Nordion	MDS AnalyticalTechnologies	Corporate and Other	Total
Product revenues	$-	$207	$268	$-	$475
Service revenues	199	5	70	-	274
Reimbursement revenues	24	-	-	-	24
Total revenues	223	212	338	-	773
Direct cost of products	-	111	185	-	296
Direct cost of services	142	3	11	-	156
Reimbursed expenses	24	-	-	-	24
Selling, general and administration	59	36	59	19	173
Research and development	-	2	59	-	61
Depreciation and amortization	20	9	39	2	70
Restructuring charges, net	4	-	2	-	6
Change in fair value of embedded derivatives	-	2	-		2
Other (income) expenses, net	(2)	4	1		3
Equity earnings	-	-	(38)	-	(38)
Segment (loss) income from continuing operations	$(24)	$45	$20	$(21)	$20
Total assets	$767	$943	$876	$353	$2,939

24.	Litigation

During fiscal 2009, the Company was served with a Complaint related to repeat study costs and mitigation costs of approximately $10 million and lost profits of approximately $70 million. This action relates to certain bioequivalence studies carried out at the Company’s Quebec, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, the Company was served with a Statement of Claim related to repeat study costs and mitigation costs of $5 million (C$5 million) and loss of profit of $28 million (C$30 million). This action relates to certain bioequivalence studies carried out at the Company’s Quebec, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. The Company has filed a Statement of Defence and intends to vigorously defend this action.

During fiscal 2008, MDS served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement.  MDS concurrently filed court claims for C$1.6 billion (US$1.5 billion) in damages against AECL and the Government of Canada. MDS continues to pursue these actions with current emphasis on the arbitration proceedings.

25.	Subsequent Events
The Company has evaluated events to September 9, 2009, the date these consolidated financial statements were issued.

Sale of MDS Analytical Technologies
On September 2, 2009, MDS announced that it has entered into an agreement to sell MDS Analytical Technologies, a leading global supplier of drug discovery and life sciences research tools, to Danaher Corporation (Danaher) for $650 million in cash subject to certain closing adjustments. The sale of MDS Analytical Technologies is subject to shareholder and regulatory approval, and other closing conditions. Under a separate arrangement, Danaher has agreed to purchase the portion of the Applied Biosystems/MDS Analytical Technologies mass spectrometry joint venture partnership held by Life Technologies Corporation. Completion of each transaction is conditional on the concurrent closing of the other transaction. If shareholder approval is obtained, in the fourth quarter of fiscal 2009, the Company will report the results of MDS Analytical Technologies operations as “Discontinued Operations, net of income taxes” in the consolidated statements of operations. The transaction and restructuring costs associated with the sale of the AT Business, including investment banking, legal and other advisor fees, costs associated with the vesting of stock-based compensation as a result of the sale, a transaction incentive that will be paid to certain executives and restructuring costs are expected to be in the range of $45 million to $55 million on a pre-tax basis.

The sale of MDS Analytical Technologies will result in an event of default of the senior unsecured notes if not remedied within 10 days after the closing of the sale. In order to avoid the event of default, the Company currently intends to redeem the senior unsecured notes on the 10th day after the closing of the sale, by repaying 100% of the outstanding principal together with accrued and unpaid interest plus a “make-whole” payment. The “make-whole” payment is an additional amount that the Company must pay to holders of the senior unsecured notes in certain circumstances, including in connection with a repurchase of the senior unsecured notes prior to their stated maturity and in connection with an event of default. The “make-whole” payment is expected to be approximately $25 million. In September 2009, MDS also initiated an offer to holders of its senior unsecured notes to repurchase up to $25 million of the Company’s outstanding senior unsecured notes, with net proceeds from the sale of Phase II-IV operations. This purchase offer will remain open until October 5, 2009 and allows repurchase of the senior unsecured notes without penalty to MDS. The Company is not able to estimate the amount, if any, of the senior unsecured notes that will be tendered under this offer. As a result of the sale of MDS Analytical Technologies, the Company will also be prevented from accessing its existing revolving credit facility, which is currently undrawn (Note 12).

MDS Pharma Services - Intent to Sell
On September 2, 2009, MDS also announced that it intends to sell its remaining MDS Pharma Services business, which is focused on Early Stage (Discovery through Phase IIa) operations. In the fourth quarter of fiscal 2009, the Company will report the net assets of MDS Pharma Services at the lower of their carrying value or fair value less costs to sell as “Assets held for sale” in the consolidated statements of financial position and report the results of operations of MDS Pharma Services as “Discontinued operations, net of income taxes” in the consolidated statements of operations during the fourth quarter of fiscal 2009. As required for discontinued operations accounting, the Company will be assessing the fair value of the MDS Pharma Services’ operation, which may result in the Company incurring a write-down of assets.

MDS Nordion – Medical Isotope Supply Disruption
On May 18, 2009, MDS Nordion received information from its primary supplier, Atomic Energy of Canada Limited (AECL), regarding an interruption in the supply of medical isotopes. AECL announced that its National Research Universal (NRU) reactor would be out of service due to a heavy water leak in the reactor vessel. On August 12, 2009, AECL further clarified that the reactor would be out of service until at least the first quarter of 2010. According to AECL, guidance on the duration of the shutdown continues to be founded on the best evidence available, including the most up-to-date analysis of the inspection data, progress on repair strategies, and critical path requirements for restart after an extended shutdown. Although AECL has selected a repair method, there is uncertainty regarding the time required to complete potentially complex repairs and the reactor may be out of service for longer than currently announced by AECL.

If the sale of MDS Analytical Technologies is not completed (Note 25, “Subsequent Events – Sale of MDS Analytical Technologies”), the resulting earnings impact from the extended NRU shutdown and continued negative impact of current market conditions may cause a breach of debt covenants. A breach of these covenants would require repayment of the $221 million outstanding senior unsecured notes and an associated “make-whole” payment of approximately $25 million, and also prevent the Company from accessing its existing revolving credit facility. The covenants are calculated using an adjusted EBITDA to interest expense ratio, in accordance with Canadian GAAP, for the latest four preceding quarters. At this time, the Company does not expect to be in violation of the covenants, if at all, until the first half of fiscal 2010, and the Company may remain in compliance for the foreseeable future. MDS is taking action to mitigate the risk of a potential debt covenant violation and is developing plans to address this situation should it occur.

26.	Comparative Figures
Certain figures for the prior period have been reclassified to conform to the current period’s consolidated financial statements presentation.